UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30518 / May 14, 2013

_____

In the Matter of   :
                                                                                 :
John Hancock Exchange-Traded Fund Trust   :
John Hancock Advisers, LLC   :
John Hancock Investment Management Services, LLC :
John Hancock Funds, LLC   :
                                                                                 :
601 Congress Street   :
Boston, MA 02210-2805   :
                                                                                 :
 (812-13734)   :
_____:

ORDER UNDER SECTIONS 6(c), 12(d)(1)(J) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

John Hancock Exchange-Traded Fund Trust, John Hancock Advisers, LLC, John Hancock
Investment Management Services, LLC, and John Hancock Funds, LLC filed an application on
December 23, 2009, and amendments to the application on June 18, 2010, August 29, 2011,
August 9, 2012, January 14, 2013, and March 28, 2013, requesting an order under section 6(c) of
the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1),
22(d) and 22(e) of the Act and rule 22c-1 under the Act, under section 12(d)(1)(J) of the Act for
an exemption from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of
the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

The order permits: (a) actively managed series of certain open-end management investment
companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units");
(b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain
series to pay redemption proceeds, under certain circumstances, more than seven days from the
tender of Creation Units for redemption; (d) certain affiliated persons of the series to buy
securities from, and sell securities to, the series in connection with the purchase and redemption
of Creation Units; (e) certain registered management investment companies and unit investment
trusts outside of the same group of investment companies as the series to acquire Shares; and (f)
certain series to perform creations and redemptions of Creation Units in-kind in a master-feeder
structure.

On April 18, 2013, a notice of the filing of the application was issued (Investment Company Act
Release No. 30469). The notice gave interested persons an opportunity to request a hearing and

stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of John Hancock Exchange-Traded Fund Trust, John Hancock Advisers, LLC, John Hancock Investment Management Services, LLC, and John Hancock Funds, LLC (File No. 812-13734),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary